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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
       Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No.__)*

                          The Network Connection, Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock par value $.001 per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    64120Q103
                                 --------------
                                 (CUSIP Number)


                             Steven B. King, Esquire
                 Mesirov Gelman Jaffe Cramer & Jamieson, LLP
                               1735 Market Street
                             Philadelphia, PA 19103
                                 (215) 994-1037
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 11, 1999
                             -----------------------
           (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                      PAGE OF 8
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CUSIP NO. 64120Q103             SCHEDULE 13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)*

    Interactive Flight Technologies, Inc.
    IRS. ID No. 11-3197148

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)   [     ]
                                                          (b)   [     ]

3   SEC USE ONLY

4   SOURCE OF FUNDS                                        WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                [     ]
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     7     SOLE VOTING POWER       2,232,216*

                                     -----------------------------------------


                                     8     SHARED VOTING POWER             0
NUMBER OF SHARES
BENEFICIALLY OWNED                   -----------------------------------------
BY EACH REPORTING
PERSON WITH                          9     SOLE DISPOSITIVE POWER  2,232,216*

                                     -----------------------------------------

                                     10    SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                                              2,232,216*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            [    ]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       20%*

14  TYPE OF REPORTING PERSON                                 CO

* Upon the approval of the shareholders of The Network Connection, Inc. (as outlined in this Schedule 13D), the number of authorized shares of Common Stock could be increased, allowing Interactive Flight Technologies, Inc. ("IFT") the ability to convert its shares of the Company's Series C Shares (as defined below) and the Company's Series D Shares (as defined below) into 882,446 and 15,090,569 shares of the Company's Common Stock, respectively. Upon the approval of such shareholders and the conversion of all of the Series C Shares and all of the Series D Shares, IFT would have the sole voting and sole dispositive power over, and be the beneficial owner of, 18,205,231 shares of the Company's Common Stock, or 76.9% of the then outstanding Common Stock of the Company. Certain voting restrictions also apply to the Company Common Stock into which the Series C Shares and Series D Shares may be converted, which restrictions are further described below.

Item 1 Security and Issuer

       Common Stock, par value $.001 per share, of The Network Connection, Inc. (the "Company"), 4041 North Central Avenue, Suite B 200, Phoenix, AZ 85012.



Item 2 Identity and Background

       Name: Interactive Flight Technologies, Inc. ("IFT")

       State of Incorporation: Delaware

       Principal Business: Interactive electronic entertainment devices

       Address of Principal Business and Principal Office: 4041 North Central Avenue, Suite B 200, Phoenix, AZ 85012

       Prior Noneinal Convictions or Proceedings:

       Prior Civil (Securities) Convictions or Proceedings: None



Item 3 Source and Amount of Funds and Other Consideration:

       On May 11, 1999, IFT acquired from The Shaar Fund, Ltd. ("Shaar") 1,500 shares of Series B 8% Convertible Preferred Stock of the Company, par value $.01 per share, Stated Value $1,000 per share (the "Series B Shares") and cash in the amount of $1,030,000 in exchange for (a) 3,000 shares of IFT's Series A 8% Convertible Preferred Stock, par value $.01 per share, Stated Value $1,000 per share and (b) warrants to purchase 87,500 shares of IFT's Class A Common Stock, $.01 par value per share, at an exercise price of $3.00 per share. In connection with such acquisition, IFT also received an assignment of (a) certain registration rights under a Registration Rights Agreement dated October 23, 1998 between the Company and Shaar (the "Registration Rights Agreement") and
       (b) certain rights of first refusal held by Shaar with respect to future Company financings as set forth in that certain Securities Purchase Agreement dated as of October 23, 1998 (the "Securities Purchase Agreement").

       The Series B Shares are convertible into the Common Stock of the Company at a conversion price equal to the lower of (a) 75% of the Average Price (as defined in the Articles of Amendment to the Articles of Incorporation of The Network Connection, Inc., dated as of April 29, 1999) of the Company's Common Stock calculated at the time of conversion; or (b) 75% of such Average Price calculated as if April 29, 1999 were the conversion date.

       Because 75% of the Average Price calculated as if April 29, 1999 were the conversion date is $1.275, the Series B Shares are convertible into no fewer than 1,176,471 shares of the Common Stock of the Company.

       Also on May 11, 1999, IFT acquired directly from the Company 800 shares of Series C 8% Convertible Preferred Shares of the Company, par value $.01 per share, Stated Value $1,000 per share (the "Series C Shares") in consideration for IFT's waiver of all prior Company defaults and arrearages arising out of or related to the Series B Shares, including but not limited to, the Company's failure to file a registration statement with respect to the Common Stock as provided in the Registration Rights Agreement, the failure to have such registration statement declared effective by the Commission, the failure to pay certain damages as provided in the Registration Rights Agreement, the failure to declare or pay dividends on or with respect to the Series B Shares to and including May 10, 1999, and any and all defaults, events of default, and asserted failures and breaches by the Company under the Securities Purchase Agreement and ancillary agreements with Shaar with respect to redemption of the Series B Shares or otherwise. In connection with these transactions, IFT also acquired the right to convert a Secured Promissory Note made by the Company, payable to the order of IFT, and with a principal balance of $750,000, into additional Series C Shares at the rate of $1,000 per Series C Share.

       The Series C Shares are convertible into the Common Stock of the Company at a conversion price equal to the lowest of (a) $2.6875, (b) 66.67% of the Average Price (as defined in the Articles of Amendment to the Articles of Incorporation of The Network Connection, Inc., dated as of April 30, 1999) or (c) if the Company (i) issues and sells pursuant to an exemption from registration under the Securities Act (A) its Common Stock at a purchase price on the date of issuance thereof that is lower than the then applicable conversion price, (B) warrants or options with an exercise price calculated as a percentage (less than 100%) of the Current Market Price (however defined) or (C) convertible, exchangeable or exercisable securities with a right to exchange at lower than the Current Market Price on the date of issuance or conversion, as applicable, of such convertible, exchangeable or exercisable securities, except for stock option agreements or stock incentive agreements, and (ii) grants the right to the purchaser(s) thereof to demand that the Company register under the Securities Act such Common Stock issued or the Common Stock for which such warrants or options may be exercised or such convertible, exchangeable or exercisable securities may be converted, exercised or exchanged, then the conversion price shall, at the option of the holder be reduced to equal the lowest of any such lower rates.

       Based on the foregoing, and subject to shareholder approval of an increase in the number of authorized shares of the Common Stock of the Company, the Series C Shares owned by IFT are convertible into no fewer than 450,462 shares of the Common Stock of the Company and the Series C Shares which may be obtained by IFT upon conversion of the Secured Promissory Note are convertible into no fewer than an additional 431,984 shares of the Common Stock of the Company.

       On May 17, 1999, IFT acquired 1,055,745 shares of the Common Stock of the Company, and 2,495,400 shares of the Series D Convertible

        Preferred Stock of the Company, par value $.01 per share, Stated Value $10.00 per share, (the "Series D Shares") in exchange for certain assets relating to its Interactive Entertainment Division, including all fixed assets, inventory, intellectual property rights and other intangibles, prepaid expenses, and other property of IFT used in such Division, plus cash in the amount of $4,250,000. The cash transferred to the Company by IFT was obtained from IFT's working capital. As part of the May 17, 1999 transaction, the Company also assumed certain liabilities related to the IFT assets transferred.

       Each Series D Share is convertible into 6.05 shares of Common Stock of the Company.

       Based on the foregoing, and subject to shareholder approval of an increase in the number of authorized shares of the Common Stock of the Company, the Series D Shares owned by IFT are convertible into 15,090,569 shares of the Common Stock of the Company.



Item 4 Purpose of Transaction: IFT's purposes in engaging in these transactions were to obtain a controlling interest in the Company (including its technologies and expertise), and to take advantage of sales, marketing, operational and managerial synergies between the related businesses of the Company and IFT. IFT is currently negotiating with third parties the possible purchase of (a) convertible notes issued by the Company (b) shares of Company Common Stock and a warrant which entitles the holder to purchase additional shares of Company Common Stock.



Item 5 Interest in Securities of the Issuer:

       (a) The following table sets forth the aggregate number and percentage of outstanding shares of the Company's common stock beneficially owned by the undersigned as of the date of this report:

       Number of Shares                    Percentage of Outstanding Shares
       ----------------                    --------------------------------
         2,232,216                                          20%

       The Company has not authorized an adequate number of shares of Common Stock to permit the conversion of the Series C Shares and the Series D Shares. Upon the approval of the shareholders of the Company, the number of shares of Common Stock could be increased, allowing Interactive Flight Technologies, Inc. ("IFT") to convert its shares of the Company's Series C Shares and the Company's Series D Shares into 882,446 and 15,090,569 shares of the Company's Common Stock, respectively. Upon the conversion of all of the Series C Shares and all of the Series D Shares, IFT would be the beneficial owner of 18,205,231 shares of the Company's Common Stock, or 76.9% of the outstanding Common Stock of the Company.

       (b) Voting Power and Dispositive Power*

           Sole Power to Vote: 2,232,216
           Shared Power to Vote:  0
           Sole Power to Dispose: 2,232,216
           Shared Power to Dispose:  0

           *The holders of Series B Shares have no voting power.

           Currently, the holders of Series C Shares have no voting power, except that in the event that on or before July 15, 1999, the

           Company's Articles of Incorporation have not been amended to increase the number of authorized shares of Common Stock sufficiently to permit the Company to issue to IFT, upon the exercise of all options and warrants and the conversion of all convertible securities held by the IFT, that number of shares of Common Stock necessary to satisfy the Company's obligations under all such securities, then the Series C Shares, in combination with the Series B Shares, shall entitle the holders thereof to cast that number of votes at any duly called meeting of the shareholders of the Company which, when added to the shares of Common Stock held by any of the holders of the Series B Shares and the Series C Shares on the record date for such stockholder meeting, shall be necessary to equal a majority of the number of votes entitled to be cast at such stockholder meeting by the holders of all voting shares of the Company.

           Each Series D Share is entitled to 6.05 votes; however, notwithstanding the voting rights, the Series D Shares cannot be voted until the Company shareholders have approved of the transaction entered into pursuant to the Asset Purchase and Sale Agreement, or until July 15, 1999, whichever first occurs.

           The Company has not authorized an adequate number of shares of Common Stock to permit the conversion of the Series C Shares and the Series D Shares. Upon the approval of the shareholders of the Company, the number of shares of Common Stock could be increased, allowing Interactive Flight Technologies, Inc. ("IFT") to convert its shares of the Company's Series C Shares and the Company's Series D Shares into 882,446 and 15,090,569 shares of the Company's Common Stock, respectively. Upon the conversion of all of the Series C Shares and all of the Series D Shares, IFT would have the sole voting and sole dispositive power over 18,205,231 shares of the Company's Common Stock, or 76.9% of the outstanding Common Stock of the Company.

            (c) The following table reflects IFT's transactions in the Company's Stock in the past 60 days:

               Date             Description of Transaction          Total Shares
               ----             --------------------------        Beneficially Held
                                                                  -----------------
            May 11, 1999    Purchase of 1,500 shares of Company       1,176,471
                            Series B Stock

            May 11, 1999    Purchase of 800 shares of Company         1,176,471
                            Series C Stock and Right to acquire
                            750 shares of Company Series C Stock

            May 17, 1999    Purchase of 2,495,400 shares of           2,232,216
                            Company Series D Stock and 1,055,745
                            shares of Company Common Stock

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

           Irrevocable Proxy executed Barbara L. Riner on May 14, 1999 in favor of Morris C. Aaron or Irwin L. Gross, Chief Financial Officer and Chief Executive Officer of IFT. (Ms. Riner currently owns 392,000 shares of Company Common Stock.)

Item 7     Material to be filed as Exhibit:

           1. Asset Purchase and Sale Agreement dated as of April 29, 1999 by and between Interactive Flight Technologies, Inc. and The Network Connection, Inc.

           2. First Amendment to Asset Purchase and Sale Agreement dated as of May 14, 1999 by and between Interactive Flight Technologies, Inc. and The Network Connection, Inc.

           3. Irrevocable Proxy of Barbara L. Riner in favor of Morris
              C. Aaron or Irwin L. Gross dated May 14, 1999

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: May 28,1999     INTERACTIVE FLIGHT TECHNOLOGIES, INC.


                        By: /s/ Irwin L. Gross
                            -------------------------------------------
                                Irwin L. Gross, Chief Executive Officer